Exhibit 99.2

SKK Holdings Limited and Subsidiaries.

Summary of Consolidated Financial and Other Data

	Six months ended June 30,
	2025	2024
	$’000	$’000

Revenue, net	6,188	4,019
Loss from operations	(2,350)	(445)
Net loss	(2,615)	(548)

Net loss per share	(0.14)	(0.04)
Number of shares outstanding (’000)	18,750	13,875

●	Revenue increased by approximately $2.2 million or 55% to approximately $6.2 million for the six months ended June 30, 2025 from approximately $4.0 million for the six months ended June 30, 2024. Such increase was mainly attributable to the higher sales in revenue generated from cable or pipe laying works of approximately $2.4 million.
●	Loss from operations approximately $2.4 million for the six months ended June 30, 2025 as compared to approximately $0.4 million for the six months ended June 30, 2024.
●	Net loss was approximately $2.6 million for the six months ended June 30, 2025 as compared to approximately $0.5 million for the six months ended June 30, 2024.
●	Net loss per share was $0.14 as of Jun 30, 2025, compared to net loss per share $0.04 as of June 30, 2024.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the six months ended June 30, 2025 and 2024, our net revenue amounted to approximately $6.2 million and approximately $4.0 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $4.3 million for the six months ended June 30, 2024 and approximately $1.9 million for the six months ended June 30, 2024, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $1.7 million for the six months ended June 30, 2025 and approximately $1.7 million for the six months ended June 30, 2024, respectively, and revenue from other services accounted for approximately $0.2 million for the six months ended June 30, 2025 and approximately $0.4 million for the six months ended June 30, 2024, respectively.

Our net loss amounted to approximately $2.6 million for the six months ended June 30, 2025 and approximately $0.5 million for the six months ended June 30, 2024, respectively.

Revenue

As set forth in the following table, during the six months ended June 30, 2025 and 2024, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Six Months Ended June 30,
	2025		2024
	$’000%		$’000%

Cable or pipe laying works	4,308	69.6	1,898	47.2
Pipeline and sewerage repair and maintenance	1,669	27.0	1,663	41.4
Maintenance works and services and others*	211	3.4	458	11.4

Total	6,188	100.0	4,019	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue increased by approximately $2.2 million or 55.0% to approximately $6.2 million for the six months ended June 30, 2025 from approximately $4.0 million for the six months ended June 30, 2024. Such increase was mainly attributable to the higher sales in revenue generated from cable or pipe laying works of approximately $2.4 million.

Our net loss amounted to approximately $0.2 million for the six months ended June 30, 2025 and net loss amounted to approximately $0.5 million for the six months ended June 30, 2024, respectively.

For the six months ended June 30, 2025 and 2024, approximately 96.6% and 47.2% of our total revenue, respectively, was generated from projects derived from public sectors and approximately nil and 41.4% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 3.4% and 11.4% of our total revenue, respectively.

Cost of revenue (exclusive of depreciation of property and equipment and amortization expenses)

During the six months ended June 30, 2025 and 2024, our Group’s cost of revenue increased by approximately $1.2 million or 42.9% to approximately $4.0 million for the six months ended June 30, 2025 from approximately $2.8 million for the six months ended June 30, 2024 Such increase was in line with the increase in revenue approximately $2.4 million.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and local transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025		2024
	$’000%		$’000%

Entertainment	180	93.3	140	90.9
Transport charges	*	*	*	*
Travelling costs	12	6.7	14	9.1

Total	192	100.0	154	100.0

* Reflects expenses that are immaterial in amount.

Our selling and distribution expenses remained relatively stable at approximately $0.2 million for the six months ended June 30, 2025 and 2024, respectively, representing approximately 3.1% and 3.8% of our total revenue for the corresponding financial periods.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025		2024
	$’000%		$’000%

Depreciation of property and equipment	789	18.2	717	46.7
Staff salaries and related costs	745	17.2	654	42.6
Upkeep of motor vehicles	43	1.0	46	3.0
Miscellaneous expenses	2,757	63.6	117	7.7

Total	4,334	100.0	1,534	100.0

General and administrative expenses were at approximately $4.3 million and approximately $1.5 million for the six months ended June 30, 2025 and 2024, representing approximately 70.0% and 38.2% of our total revenue, respectively for the corresponding financial periods.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group remained marginally the same at approximately $0.7 million for the six months ended June 30, 2025 and 2024, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and (v) furniture and fittings.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep and other miscellaneous expenses. There was professional fees related to the consultancy services paid through shares-based compensation of approximately $2.4 million.

Other Expenses, Net

The following table sets forth the breakdown of our other expenses for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
	$’000	$’000

Interest income	2	*
Interest expenses	(246)	(156)
(Loss) Gain on disposal of property and equipment	(141)	28
Government grants	3	30
Other incomes	117	*

Total	(265)	(98)

* Reflects expenses that are immaterial in amount.

Interest expenses were at approximately $0.3 million and approximately $0.2 million for the six months ended June 30, 2025 and 2024, respectively resulting from interest charged on our bank loans and financing facilities.

Income Tax Expense

During the six months ended June 30, 2025 and 2024, our income tax expense comprised of our current tax expense and deferred tax for the six months.

For the six months ended June 30, 2024, our income tax decreased to approximately $0.01 million and due to under provision of tax for prior year.

Net Loss

As a result of the foregoing, our net loss amounted to approximately $2.6 million for the six months ended June 30, 2025 and approximately $0.5 million for the six months ended June 30, 2024, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements have primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from this offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the six months ended June 30, 2025 and 2024:

	Six Months Ended June 30,
	2025	2024
	$’000	$’000

Cash and cash equivalents at beginning of the period	3,007	350

Net cash (used in) provided by operating activities	(500)	24
Net cash used in investing activities	(2,747)	(184)
Net cash provided by financing activities	2,291	45
Effect on exchange rate change on cash, cash equivalents	(190)	(11)

Net change in cash and cash equivalents	(1,146)	(126)

Cash and cash equivalents as at end of the period	1,861	224

Cash flows from operating activities

For the six months ended June 30, 2025, our net cash provided by operating activities was approximately $0.5 million, which primarily consisted of our net loss before income taxes of approximately $2.6 million, adding back (i) the non-cash depreciation of property and equipment, depreciation of right-of-use assets of approximately $0.8 million, (ii) the decrease in accounts receivable of approximately $0.6 million, (iii) the decrease in income tax payables of approximately $0.2 million, and was partially offset by (a) the loss from disposal of property and equipment of approximately $0.1 million, (b) the increase in accounts payables and accrued liabilities of approximately $1.2 million, (c) the payment of professionals fees through shares-based compensation approximately $2.4 million and (d) the increase in contracts assets of approximately $0.7 million.

For the six months ended June 30, 2024, our net cash provided by operating activities was approximately $0.02 million, which primarily consisted of our net loss before income taxes of approximately $0.5 million, adding back (i) the non-cash depreciation of property and equipment, amortization of intangible assets of approximately $0.73 million, (ii) the decrease in accounts receivable of approximately $0.4 million, (iii) the decrease in contracts assets of approximately $0.2 million, (iv) the decrease in inventories of approximately $0.001 million, and was partially offset by (a) the gain from disposal of property and equipment of approximately $0.03 million, (b) the increase in accounts payables and accrued liabilities of approximately $0.7 million, and (c) the decrease in income tax payables of approximately $0.06 million.

Cash flows from investing activities

For the six months ended June 30, 2025, our net cash used in investing activities was approximately $2.7 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

For the six months ended June 30, 2024, our net cash used in investing activities was approximately $0.2 million, primarily consisting of the purchase of property and equipment and offset by the proceeds from disposal of property and equipment.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from bank loans, repayment of bank loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2025, our net cash provided by in financing activities was approximately $2.2 million, which consisted of bank loans repayment the payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the six months ended June 30, 2024, our net cash used in financing activities was approximately $0.05 million, which mainly consisted of proceed from bank loans offset by dividend payment.

RECENT EVENTS

Notice of Failure to Comply with the Bid Price Requirement to Continue Listing on Nasdaq

On April 14, 2025, SKK Holdings Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share.

Nasdaq has provided the Company with a 180-calendar day compliance period, or until October 13, 2025, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

Initial Public Offering

On October 8, 2024, the Company completed its initial public offering with the issuance of 1,750,000 Ordinary Shares at a price of $4.00 per share. The Company received gross proceeds in the amount of $7.0 million before deducting any underwriting discounts or expenses. Our Ordinary Shares began trading on October 8, 2024 on the Nasdaq Capital Market under the trading symbol “SKK.”

About SKK Holdings Limited

SKK Holdings Limited is a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works.

Safe Harbor Statement

This press release contains forward-looking statements that reflect our current expectations and views of future events. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors” in the registration statement on Form F-1 related to the Offering, may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements involve various risks and uncertainties. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. We qualify all of our forward-looking statements by these cautionary statements.

Contact:

SKK Holdings Limited Contact:

Phaik Shya Koay

Financial Controller

Telephone +65 6334 3831

kelly.koay@skkworks.com.sg